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        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company - Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854
                                  *  *  *  *

The following publication was distributed to CBOT Members and Membership Interest holders on August 16, 2000 and is currently available on the CBOT's intranet sites, MemberNet and OnBoard.

The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, August 15, 2000 took the actions summarized below.

                                     . . .

In accordance with the CBOT(R) Step One Restructuring initiative as previously approved by the membership, unanimously elected David P. Brennan, Bernard W. Dan, and Neal E. Kottke as initial directors of the CBOT's wholly-owned subsidiary which is to be formed for the purpose of reorganizing the CBOT's electronic trading business.

                                     . . .

Reviewed a class action lawsuit recently filed in the Circuit Court of Cook County by a number of Associate Members and Membership Interest holders in connection with the implementation of the remaining steps of the CBOT's overall restructuring strategy. The suit seeks declaratory and injunctive relief to prevent the Defendents (specified CBOT Full Members) from breaching their fiduciary duties to the Plaintiffs in connection with the final allocation of equity in the proposed new companies which would result from the Step Two Restructuring. The Board unanimously authorized the CBOT to offer to engage legal counsel to defend this lawsuit on behalf of the Defendants.

                                     . . .

The CBOT urges you to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                                    - MORE -
                                                             08/15/00
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                                     - 2 -


Received and accepted the Chief Financial Officer's reports concerning the financial statements of the Exchange and of Ceres Trading Limited Partnership for the six months ended July 31, 2000.

                                     . . .

In connection with the scheduled launch of the a/c/e (CBOT(R)/Eurex Alliance) electronic trading system, approved revisions to the CBOT trading halt policy as indicated below:

In the event of an a/c/e emergency, the following procedures will be followed:

1. Market Supervision staff notifies the officer (or his/her designee) designated for operations that a problem exists that may require a systems trading halt. The designated Exchange Officer, upon assessing the circumstances of the emergency and upon consultation with Market Supervision staff, has full discretion to make a determination to delay/halt trading.

2. Decision to halt a/c/e/ trading is relayed to appropriate staff, market participants and vendors. System announcements are sent to all MISSes and through the message board announcing the time of the trading halt.

3. Resumption of trading shall take place when the designated Exchange Officer or his/her designee has determined that the physical emergency has sufficiently abated to permit the orderly functioning of the system. An approximate ten-minute notice will be provided to market participants through distribution channels listed above prior to the resumption of trading. System announcements will be sent to all MISSes announcing the time of the resumption.

                                     . . .



                                     -MORE-



                                                             08/15/00
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                                     - 3 -

Confirmed the pre-holiday trading schedule for the a/c/e electronic trading platform in connection with Labor Day, 2000. The overall CBOT schedule will be as follows:

     Friday, September 1      Open outcry Financial and Catastrophe Insurance
                              contracts close at 12:00 noon. All other open outcry contracts close at their regular times.

                              Financial, Stock Index and Metals contract electronic trading (a/c/e sytem) closes at 4:00 p.m. regular time.

     Sunday, September 3      Overnight a/c/e closed.

     Monday, September 4      All daytime trading closed. Electronic a/c/e
                              trading re-opens at 10:00 p.m.


                                     . . .

Approved the removal of Harold W. Lavender, Jr. from the Implementation Committee, by a vote of 10 "Aye" and 9 "Nay", recorded as follows:

Director    Cahnman      Aye       Director     Manning       Aye
            Cashman      Aye                    Niciforo      Aye
            Cermak       Aye                    Riechers      Nay
            Corvino      Aye                    Sorkin        Nay
            Hersch       Nay                    Thompson      Nay
            Kurzydlo     Nay                    Walter        Aye
            Lavender     Nay                    Weems         Nay
            Lee          Nay                    Zagotta       Nay
            Levin        Aye

                         Second Vice Chairman   Ryan          Aye
                         First Vice Chairman    Carey         Aye

                                     . . .


                                     -MORE-



                                                        08/15/00
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                                     - 4 -


Approved the following other changes in committee appointments:

Futures Commission Merchant (FCM) Committee
-------------------------------------------

Remove:   Peter G. Johnson

Add:      Tony Quintero

Technology Committee
--------------------

Remove:   Scott C. Nations

Soybean Meal Pit Committee
--------------------------

Remove:   Frank J. Serio, Co-Vice Chairman

Add:      Frank J. Aiello

30-Day Fed Funds Pit Committee
------------------------------

Remove:   Jack Traficano

Wheat Options Pit Committee
---------------------------

Remove:  Rosemarie Casas Clohisy

Add:     Robert P. Biggers



                                     # # #

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                                                        08/15/00

The following press release was distributed on August 16, 2000 and is currently available on the CBOT's Internet site and intranet sites, MemberNet and OnBoard.


                                         Laura T. LaBarbera
                                         (312) 435-3649
                                         e-mail: llab46@cbot.com

     CBOT NAMES THREE INDIVIDUALS TO SERVE AS THE INITIAL
     DIRECTORS OF THE CBOT'S E-COMPANY

          CHICAGO, August 16, 2000-- Chicago Board of Trade (CBOT) Directors yesterday unanimously elected three individuals to serve as directors to the Board of the Chicago Board of Trade's electronic trading company. The electronic trading company will be formed as a wholly-owned subsidiary of the CBOT for the purpose of reorganizing the CBOT's electronic trading business in connection with implementation of the CBOT's overall restructuring strategy.

          The individuals elected to serve as directors of the electronic trading company are:

               David P. Brennan, Chairman, Chicago Board of Trade
               Bernard W. Dan, President, Cargill Investor Services Neal E. Kottke, President, Kottke & Associates

          Brennan said, "The naming of the initial directors of the electronic trading company provides the foundation to move forward with this critically important initiative."


     # # # #


          The CBOT urges its members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
     Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *